SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPANISH BROADCASTING SYSTEMS, INC.
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

846425882
(CUSIP Number)

David Tomasello Attiva Capital Partners LTD Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola , British Virgin Islands Telephone:1 (646) 9375734
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BLUESTONE FINANCIAL LTD .

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

	7	SOLE VOTING POWER

NUMBER OF		9,000 (equal to 0.216% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		9,000 (equal to 0.216% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000 shares out of the 323,037 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.216% of the aggregate 7.752% interest collectively held by the Reporting Persons

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS (BVI)

	7	SOLE VOTING POWER

NUMBER OF		4,231 shares (equal to 0.102% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		4,231 shares (equal to 0.102%% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,231 shares out of 323,037 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.102 % of the aggregate 7.752% % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

	7	SOLE VOTING POWER

NUMBER OF		301,206 (equal to 7.228% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		301,206 shares (equal to 7.228% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,206 shares out of 323,037 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.228 % of the aggregate 7.752 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

	7	SOLE VOTING POWER

NUMBER OF		8,600 (equal to 0.206 % of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		8,600 (equal to 0.206% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,600 shares out of 323,037 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.206 % of the aggregate 7.752 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

Item 1.	Security and Issuer

This statement relates to the Class A Class A Common Stock, with $.0001 par value per share (the “Class A Class A Common Stock”), issued by Spanish Broadcasting Systems, Inc. (the “Company”), whose principal executive offices are located at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133

Item 2.	Identity and Background

(a)	Bluestone Financial LTD (“Bluestone Reporting Person”)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Bluestone Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of the business of the Bluestone Reporting person is Financial Investing. The Bluestone Reporting Person is a Limited Company incorporated under the laws of Bristish virgin Islands. David Tomasello is the Managing Director of the Bluestone Reporting Person.

The purpose of business of Attiva Reporting Person is Financial Investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.  The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza.  David Tomasello is the Managing Partner of the Attiva Reporting Person
			Avenida Cristobal Colon Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of the Bluestone Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.	The address(es) of of the Attiva Reporting Person is: Vanterpool Plaza, 2nd Floor, Wickhams Cay I,Road Town, Tortola, British Virigin Islands.	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Managing Director of the Bluestone Reporting Person and Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in BVI	Organized in BVI	Citizen of Italy, father of David Tomasello	Citizen of Venezuela

Item 3.	Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Commetasa Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

Item 4.	Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate.

The Principal Reporting Person (¨Attiva Capital¨) is currently in discussions with other shareholders of SBS on the idea that the Company should separate (¨spin-off¨) the Mega TV and Mega Films  franchises by selling its majority stake to a bigger media company that has the financial resources, the content and distribution network required to make Mega TV & Films a successful franchise in the Hispanic market in U.S. and Latin America. SBS should then use the proceeds to reduce high yield debt, strengthen its balance sheet and eventually return some capital to its shareholders in the not so distant future. SBS should just keep a ¨strategic minority interest¨ in Mega TV and Mega Films as it builds a multi-media platform. The Company should be aware of the new trends in the Hispanic Market where on-line video outlets, social media sites and e-commerce sites are challenging traditional television’s ad money.

We also encourage the Board to improve Corporate Governance by separating the roles of Chairman and CEO and stay true to its motto ¨the largest publicly traded Hispanic-controlled media and entertainment company in the United states¨ by running SBS as a public company and not as a ¨Raul Alarcon Company¨ as it “still does advertise”  in some radio stations.

On the Positive side, we are pleased to see Management’s willingness to face the Public and Investor Community in general by hosting Earning Conference Calls.  We would also like to see the Honorable Board Members of SBSA step in and take advantage of these historical low prices, not by awarding more Options to Executive and Officers, but instead, by buying the stock in the Open Market. If they don’t they should resign and offer that opportunity to others willing to join the company and build Long Term Shareholder Value.

Item 5.	Interest in Securities of the Issuer

(a)	As indicated in the Form 10K/A , filed by the Company with the Securities and Exchange Commission As of March 26, 2012, there were 4,166,991 shares of Class A common stock.

(b)
As of the date of this Schedule 13D: the Attiva Reporting person owns 4,231 shares of Class A Common Stock, the Bluestone Reporting Person owns 9,000 shares of Class A Common Stock, the Antonio Tomasello Reporting Person owns 301,206 shares of Class A Common Stock and the David Tomasello Reporting Person owns 8,600 shares of Class A Common Stock. In the aggregate, this represents 323,037 shares of the Company’s Class A Common Stock, which is approximately 7.752% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  4,179 shares of the Company’s Class A Common Stock.  The Commetasa Reporting Person has granted David Tomasello, Chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 1,906 shares of the Company’s Class A Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 371,501 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.	Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2012

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2012

/s/ David Tomasello
David Tomasello, as Managing Director of Bluestone Financial LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2012

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2012

/s/ David Tomasello
David Tomasello